Exhibit 99.1

August 10, 2016

Globant Reports 2016 Second Quarter Financial Results

Solid Revenue Growth and Operating Performance

San Francisco, CA / August 10, 2016 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three and six months ended June 30, 2016.

Second quarter 2016 highlights

●	Revenue increased to a record $79.9 million, representing 31.9% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $34.1 million (42.6% Non-IFRS Adjusted Gross Profit Margin), an increase of $10.7 million compared to $23.4 million (and an increase of 390 basis points compared to 38.7% Non-IFRS Adjusted Gross Profit Margin) in 2015.
●	Non-IFRS Adjusted Net Income was $10.2 million (12.7% Non-IFRS Adjusted Net Income Margin), an increase of $1.6 million, or 18.6%, compared to a profit of $8.6 million for the second quarter of 2015.
●	Non-IFRS Adjusted Diluted EPS was $0.29 per share (based on an average of 35.2 million average diluted shares during the second quarter), an increase of $0.04 compared to Non-IFRS Adjusted Diluted EPS of $0.25 for the second quarter of 2015.

Six months ended June 30, 2016 highlights

●	Revenue for the period increased to $153.3 million, representing 33.1% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $67.1 million (43.8% Non-IFRS Adjusted Gross Profit Margin), an increase of $22.6 million compared to $44.5 million (and an increase of 520 basis points compared to 38.6% Non-IFRS Adjusted Gross Profit Margin) in 2015.
●	Non-IFRS Adjusted Net Income was $18.6 million (12.1% Non-IFRS Adjusted Net Income Margin), an increase of $2.4 million, or 14.8%, compared to a profit of $ $16.2 million the first six months of 2015.
●	Non-IFRS Adjusted Diluted EPS was $0.53 per share (based on an average of 35.2 million diluted shares during the first six months of the 2016), an increase of $0.06 compared to Non-IFRS Adjusted Diluted EPS of $0.47 for the first six months of 2015.

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

“We are very pleased with our second quarter performance. We continue to experience strong momentum in the business. Our revenues increased to a record $79.9 million, a solid 31.9% year-over-year growth,” said Martín Migoya, Globant’s CEO and co-founder.

“The market continues to rely on the growth of digital services’ demand, where we maintain our positioning as leader. This can be seen in the latest IDC MarketScape report, which recognized us as a worldwide leader of digital strategy consulting services,” Migoya added. “To reinforce our positioning and focus on strategy and digital transformation, we announced the acquisition of WAE, an innovative service design company with operations in the UK and the US. We are confident that our portfolio of services is well positioned to continue creating innovative digital journeys for our customers”.

"I am very pleased with our financial performance for this quarter. We delivered solid revenue growth, strong gross and operating income margins, and a healthy net income. These positive numbers, coupled with increased diversification in terms of customers and delivery centers, are extremely important to enable us to achieve our financial and operational targets,” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 5,380 Globers, 4,932 of whom were IT professionals. The geographic revenue breakdown for the second quarter was as follows: 81.1% from North America (top country: U.S.), 10.7% from Latin America and others (top country: Chile) and 8.2% from Europe (top country: UK). 90.9% of Globant’s revenue for the second quarter was denominated in U.S. dollars, and the remaining 9.1% was denominated in other currencies.

During the 12 months ended June 30, 2016, Globant served 366 customers, 57 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 10.0%, 34.2% and 46.4% of the second quarter revenues, respectively.

Cash and cash equivalents and investments as of June 30, 2016 decreased to $55.7 million from $62.4 million as of December 31, 2015, while borrowings amounted to $0.3 million. Current assets as of June 30, 2016 amounted to $124.8 million, accounting for 49.1% of total assets. Finally, as of June 30, 2015, 34.4 million common shares were issued and outstanding.

2016 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and for the full year 2016:

●	Third quarter revenue is estimated to be in the range of $80-$82 million.
●	Third quarter Non-IFRS diluted EPS is estimated to be in the range of $0.27-$0.31 (assuming an average of 35.4 million diluted shares outstanding during the third quarter).
●	Fiscal year 2016 revenue is estimated to be between $318-$322 million
●	Fiscal year 2016 Non-IFRS diluted EPS is estimated to be in the range of $1.14-$1.20 (assuming an average of 35.6 million average diluted shares outstanding during 2016).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the three and six-month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company that creates digital journeys for its customers, which impact millions of consumers. Globant is the place where engineering, design, and innovation meet scale.

Globant has more than 5,350 professionals in 12 countries working for companies like Google, Linkedin, JWT, EA, and Coca Cola, among others.

Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape Report (2016), and its client work has been featured as business case studies at Harvard University, Massachusetts Institute of Technology, and Stanford University. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, acquisition related expenses and impairments of tax credits. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its Unaudited interim consolidated financial statements, which are prepared according to IAS 34.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent 20-F and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Revenues	153,252	115,116	79,926	60,604
Cost of revenues	(88,521)	(73,007)	(47,163)	(38,393)
Gross profit	64,731	42,109	32,763	22,211

Selling, general and administrative expenses	(38,088)	(33,418)	(20,319)	(17,961)
Impairment of tax credits, net of recoveries	-	1,820	-	-
Profit from operations	26,643	10,511	12,444	4,250

Gain on transactions with bonds	-	8,351	-	4,367
Finance income	11,089	6,500	4,203	3,943
Finance expense	(13,133)	(5,103)	(5,686)	(2,367)
Finance (expense) income, net	(2,044)	1,397	(1,483)	1,576

Other income and (expenses), net	654	(3)	651	-
Profit before income tax	25,253	20,256	11,612	10,193

Income tax	(8,399)	(5,178)	(2,674)	(2,620)
Net income for the period	16,854	15,078	8,938	7,573

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	1,151	(429)	742	175
- Net fair value loss on available-for-sale financial assets	(20)	-	(948)	-
Total comprehensive income for the period	17,985	14,649	8,732	7,748

Net income attributable to:
Owners of the Company	16,863	15,078	8,923	7,573
Non-controlling interest	(9)	-	15	-
Net income for the period	16,854	15,078	8,938	7,573

Total comprehensive income for the period attributable to:
Owners of the Company	17,994	14,649	8,717	7,748
Non-controlling interest	(9)	-	15	-
Total comprehensive income for the period	17,985	14,649	8,732	7,748

Earnings per share
Basic	0.49	0.45	0.26	0.22
Diluted	0.48	0.43	0.25	0.22

Weighted average of outstanding shares (in thousands)
Basic	34,270	33,788	34,317	33,952
Diluted	35,182	34,735	35,230	34,899

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	June 30, 2016	Dec 31, 2015
ASSETS
Current assets
Cash and cash equivalents	18,765	36,720
Investments	36,973	25,660
Trade receivables	51,820	45,952
Other receivables	16,335	18,570
Other financial assets	900	900
Total current assets	124,793	127,802

Non-current assets
Other receivables	25,885	20,122
Deferred tax assets	8,440	7,983
Investment in associates	800	300
Other financial assets	1,186	1,221
Property and equipment	33,481	25,720
Intangible assets	10,557	7,209
Goodwill	49,081	32,532
Total non-current assets	129,430	95,087
TOTAL ASSETS	254,223	222,889

LIABILITIES
Current liabilities
Trade payables	7,347	4,436
Payroll and social security taxes payable	25,306	25,551
Borrowings	249	280
Other financial liabilities	6,456	6,240
Tax liabilities	5,656	10,225
Other liabilities	10	9
Total current liabilities	45,024	46,741

Non-current liabilities
Borrowings	90	268
Other financial liabilities	24,780	15,045
Other liabilities	20	-
Provisions for contingencies	788	650
Total non-current liabilities	25,678	15,963
TOTAL LIABILITIES	70,702	62,704

Capital and reserves
Issued and paid-in capital	41,300	41,050
Additional paid-in capital	56,955	51,854
Other reserves	(881)	(2,012)
Retained earnings	86,106	69,243
Total equity attributable to owners of the Company	183,480	160,135
Non-controlling interests	41	50
Total equity	183,521	160,185
TOTAL EQUITY AND LIABILITIES	254,223	222,889

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six months ended		Three months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Reconciliation of adjusted gross profit
Gross Profit	64,731	42,109	32,763	22,211
Adjustments
Depreciation and amortization expense	1,929	2,274	1,015	1,167
Share-based compensation expense	448	72	304	67
Adjusted gross profit	67,108	44,455	34,082	23,445
Adjusted gross profit margin	43.8%	38.6%	42.6%	38.7%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(38,088)	(33,418)	(20,319)	(17,961)
Adjustments
Depreciation and amortization expense	2,767	2,472	1,433	1,277
Acquisition related costs	-	337	-	337
Share-based compensation expense	1,286	675	935	666
Adjusted selling, general and administrative expenses	(34,035)	(29,934)	(17,951)	(15,681)
Adjusted selling, general and administrative expenses as % of revenues	(22.2)%	(26.0)%	(22.5)%	(25.9)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	26,643	10,511	12,444	4,250
Adjustments
Impairment of tax credits, net of recoveries	-	(1,820)	-	-
Acquisition related costs	-	337	-	337
Share-based compensation expense	1,734	747	1,239	733
Adjusted Profit from Operations	28,377	9,775	13,683	5,320
Adjusted Operating Profit margin	18.5%	8.5%	17.1%	8.8%

Reconciliation of Net income (loss) for the period
Net income for the period	16,854	15,078	8,938	7,573
Adjustments
Share-based compensation expense	1,734	747	1,239	733
Acquisition related costs	-	337	-	337
Adjusted Net income	18,588	16,162	10,177	8,643
Adjusted Net income margin	12.1%	14.0%	12.7%	14.3%

Calculation of Adjusted Diluted EPS
Adjusted Net income	18,588	16,162	10,177	8,643
Diluted shares	35,182	34,735	35,230	34,899
Adjusted Diluted EPS	0.53	0.47	0.29	0.25

Globant S.A.

Schedule of Supplemental Information

Metric	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016

Total Employees	4,040	4,512	4,724	5,041	5,285	5,380
IT Professionals	3,694	4,121	4,327	4,613	4,847	4,932

North America Revenue %	84.1	85.2	84.1	81.7	82.2	81.1
Latin America and Others Revenue %	10.1	9.7	11.5	12.2	10.8	10.7
Europe Revenue %	5.8	5.1	4.4	6.0	7.0	8.2

USD Revenue %	95.0	94.6	93.3	90.8	91.9	90.9
GBP Revenue %	1.0	0.8	1.4	2.4	0.4	1.2
Other Currencies Revenue %	4.0	4.6	5.3	6.8	7.8	7.9

Top Customer %	10.2	12.3	13.4	12.7	11.6	10.0
Top 5 Customers %	30.8	32.8	33.2	34.4	36.4	34.2
Top 10 Customers %	47.8	47.7	45.9	46.4	48.4	46.4

LTM Customers Served	292	344	343	344	359	366
LTM Customers with >$1M in Revenue	43	43	47	51	49	57

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant|